FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GPA
alimentando
sonhos e vidas

Pão de Açúcar

EARNINGS **RELEASE** 2Q22

July 27, 2022

25 YEARS CBD LISTED NYSE

PCAR B3 LISTED NM

IBOVESPA B3 | IBRX100 B3 | ICON B3 | ISE B3 | IAGRO-FFS B3 | SMLL B3

ICO2 B3 | IGC-NM B3 | IGCT B3 | IGC B3 | ITAG B3 | IBRA B3

Consolidated income with solid growth of 9.3% in total revenues

•	Total consolidated gross revenue from continuing operations reached R$11.1 billion in 2Q22, an 9.3% growth compared to 2Q21, as a result of the focus on operational improvement in Brazil's operations and the consistency of Grupo Éxito's growth. In 1H22, total gross sales were R$22.2 billion;
•	Consolidated Adjusted EBITDA totaled R$706 million in 2Q22 with a Consolidated Adjusted EBITDA margin of 7.0%. Year-to-date, Consolidated Adjusted EBITDA reached R$1.4 billion;
•	Solid financial situation, with leverage of 1.9x at the end of the quarter and 0.7x considering a pro forma view including installments receivable from Assaí until January 2024. The cash position at the end of the quarter was R$3.9 billion, 1.4 times the Company’s short-term debt.

Maintenance of double-digit growth for the fourth consecutive quarter in the international scope

•	Expressive growth of Grupo Éxito, mainly in Colombia operation, consolidating same-store sales in 27.7% vs 2Q21 (in constant currency), growing in the 3 countries in which it operates, mainly due to solid growth in retail sales, omnichannel growth of 24.4% (in constant currency) reaching a 9.9% penetration in the quarter, and improved performance of innovative and supplementary formats;
•	Grupo Éxito reached an Adjusted EBITDA Margin of 7.9% in 2Q22, an increase of 80 bps compared to 2Q21, mainly due to a consistent strategy focused on innovation, omnichannel and business ecosystem development.

New GPA Brazil begins to reap the benefits of the transformation with same-store sales of mid-single digit, in sequential acceleration since 4Q21

•	During the 2nd quarter, the Company intensified the transition process to the New GPA with the discontinuation of the hypermarket format and the hiring of a new CEO since the beginning of April. After some internal changes and with a full focus on the operation, the New GPA has already improved in some indicators:
o	Gross sales revenue (excluding gas stations) totaled R$4.0 billion in 2Q22, 6.3% higher vs. 2Q21 and 4.9% higher vs 1Q22, as a result of implementing the strategy established after the end of the hypermarkets of doing “the basics well done” and resuming the strengths of our business. In 2Q22, total online sales penetration was 10.9%;
o	The Pro forma Adjusted EBITDA margin was 7.8% in 2Q22, explained by high inflation that we have not passed on in full and control of expenses, with an improvement of 20 bps compared to the first quarter of that year.

2

Consolidated GPA

Important growth in sales in Brazil and maintenance of the excellent performance of Grupo Éxito

R$ million, except when indicated	Consolidated GPA(1)
	2Q22	2Q21	Δ	1H22	1H21	Δ
Gross Revenue	11,060	10,122	9.3%	22,165	20,958	5.8%
Net Revenue	10,116	9,251	9.3%	20,185	19,095	5.7%
Gross Profit	2,608	2,420	7.8%	5,216	5,033	3.6%
Gross Margin	25.8%	26.2%	-40 bps	25.8%	26.4%	-60 bps
Selling, General and Administrative Expenses	(1,898)	(1,703)	11.4%	(3,812)	(3,610)	5.6%
% of Net Revenue	18.8%	18.4%	40 bps	18.9%	18.9%	0 bps
Other Operating Revenue (Expenses)	(42)	(50)	-15.7%	(65)	(104)	-38.0%
Adjusted EBITDA(2)	706	775	-9.0%	1,360	1,521	-10.5%
Adjusted EBITDA Margin(2)	7.0%	8.4%	-140 bps	6.7%	8.0%	-130 bps
Net Income Controlling Shareholders - Continued Operations	(142)	55	-355.3%	(253)	158	-259.7%
Net Margin Controlling Shareholders - Continued Operations	-1.4%	0.6%	-200 bps	-1.3%	0.8%	-210 bps
Net Income Controlling Shareholders - Discontinued Operations(3)	(31)	(53)	-41.3%	1,479	(43)	n.d.
Net Income Controlling Shareholders Consolidated	(172)	3	n.d.	1,227	115	n.d.

(1) The consolidated considers profit and loss of the operations of GPA Brazil, the operations of Grupo Éxito (Colombia, Uruguay, and Argentina), other businesses (Stix Fidelidade, Cheftime, and James Delivery), and the equity income of CDiscount

(2) Operating income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses)

(3) Includes the result of hypermarket operations

Message from the CEO

GPA presented a consolidated income with solid growth in the second quarter of the year, as a result of an improvement in all operations in Brazil, and the maintenance of growth in the stores of the Grupo Éxito, driven by the increase in traffic in the stores and the resumption of tourism.

In Brazil, we began to reap the rewards of the group's new direction, in the midst of a process of transformation of the entire operation, with the company fully focused on supermarket and proximity formats: gross revenue increased by 6.3% (excl. gas stations), with emphasis on the resumption of growth of Pão de Açúcar, recording an increase in customer flow and market share gains in the premium market, and the maintenance of strong growth in Proximity business.

The resumption of the strengths of our business is anchored in a robust plan with six strategic pillars that focuses on top line growth, improvement of NPS involving assortment, experience and service, progress of the multichannel model, acceleration of store conversion and expansion, improvement of profitability and delivery of our ESG commitments. Our strategic priorities allow us to focus on doing “the basics well done”, to offer what is appropriate to the needs of our customers and gradually deliver results.

Marcelo Pimentel
GPA’s CEO

Notice / Disclaimer: Statements contained in this release regarding the Company's business outlook, projections of operating/financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

3

Sales Performance

GPA BRAZIL

New GPA continues with positive same-store sales

GROSS REVENUE	2Q22/2Q21
(R$ million)	Selling	% Total Stores	Same Store Sales(3)
Pão de Açúcar	1,971	4.5%	4.2%
Mercado Extra / Compre Bem	1,350	4.4%	4.8%
Proximity	634	18.0%	13.6%
Other Business(1)	39	-4.7%	n.d.
New GPA Brazil ex Gas Stations	3,994	6.3%	5.8%
Gas Stations	398	-9.8%	-10.8%
New GPA Brazil	4,392	4.6%	4.0%
Extra Hiper - Discontinued Operation / Stores Under Conversion	383	-86.4%	n.d.
GPA Brazil(2)	4,775	-32.4%	4.0%

(1) Revenue mainly from lease of commercial centers

(2) GPA Brazil does not include the results of Stix Fidelidade, Cheftime, and James Delivery

(3) To reflect the calendar effect, 80 bps were reduced in 2Q22

Total sales of New GPA Brazil reached R$4.4 billion in 2Q22 and, excluding gas stations, we reached R$4.0 billion. In the Pão de Açúcar banner, our same-store sales reached 4.2% in 2Q22, driven by the higher customer flow in stores, consistent increase in the banner's premium and imported assortment and gain in market share vs. premium market. In the mainstream banners, Mercado Extra and Compre Bem, same-store sales grew by 4.8%, which is a result of the growth in e-commerce sales and the acceleration of the loyalty program. The Proximity format had a double-digit growth of 13.6%, which is explained by the excellent execution of the plan to increase the offer of perishables, mainly bakeries, fruits and vegetables, growth in flow in transit stores and the greater number of stores serving last miles partners. In 2Q22, we still had a negative impact on same-store sales of service stations due to the conversion of stores to cash and carry – approximately half of the gas stations are in stores that are currently closed for conversion and part of these stores will reopen during the third quarter.

4

The 6 strategic pillars of the New GPA Brazil

The Company's new management defined 6 strategic pillars that focuses on top-line growth, improvement of NPS involving assortment, experience and service, progress of the multichannel model, acceleration of store conversion and expansion, improvement of profitability and delivery of our ESG commitments.

Top-line: growth

In the top-line pillar, we have some growth levers, the main one being OSA (on-shelf availability), in order to always meet the needs of our customers. We are working to design the ideal assortment for each banner of the group.

NPS: search for continuous evolution in the indicator

In surveys carried out with our customers, we noticed that the main points of attention in relation to NPS are: queues in stores, stockouts, assortments and price mistakes on product labels. We started a complete action plan to improve our NPS, including a stockout reduction plan, implementation of store self-checkout, multi-skill training, among others. The company's management has put this issue as priority for the stores and headquarters teams, and we already see an evolution of approximately 15% in 2Q22 vs 4Q21. In the digital channel, there is also a constant evolution in this indicator.

Digital: significant growth in ex-hypermarkets comparison base

In e-commerce, our GMV was R$407 million in 2Q22, 11% higher than in the previous quarter (1Q22). If we exclude sales from hypermarkets in 2Q21, the growth was 15%. This growth is explained by a series of improvements, among them, the launch of hub stores, which are Pão de Açúcar or Mercado Extra stores that serves both websites, and improvement in our partners’ available times such as evening hours and Sundays.

To sustain our growth, we are focused on increasing our assortment, mainly in perishables, and on the availability of delivery times, both regarding our 1P platform and our partners. In June 2022, we announced a new partnership with BEES, Ambev's digital platform that has more than 1 million customers and which we should start operating in the second half of the year. Finally, we have the new sales channel via WhatsApp, launched in early July, where the main difference is that it is a completely automated process.

Expansion: 12 stores converted, 1 new store opened and 21 stores refurbished

Until the first half of July, we carried out the conversion of 12 hypermarket stores (4 Pão de Açúcar, 6 Mercado Extra and 2 Compre Bem), starting the conversion plan of 24 stores by the end of the third quarter of 2022. Of these stores, there were 5 in the state of São Paulo (1 Pão de Açúcar, 2 Mercado Extra and 2 Compre Bem), 4 in Rio de Janeiro (of Mercado Extra banner), 1 in Natal (Pão de Açúcar), 1 in Fortaleza (Pão de Açúcar) and 1 in Campo Grande (Pão de Açúcar).

5

Pão de Açúcar stores are created with the G7 concept, with a completely revitalized consumer experience and customer flow, based on four pillars: Experimental, Exclusive, Social and Fluid. Mercado Extra stores, a neighborhood supermarket format, have a concept formed by a differentiated exposure called Rua do Comércio, where customers find the best deals on basic items; Mercadão, with perishable products that have quality since origin, and also with the benefits of the Extended Fair, which runs from Tuesday to Thursday with always fresh products; Meat products and Cold cuts section with reinforced service teams, where the most varied types of meat and cuts are offered to the customer's taste, in addition to the Bakery, which offers breads and recipes made in-house and ready-to-eat products.

Also, in 2Q22 we opened a new Minuto Pão de Açúcar store located in the city of Sorocaba, totaling 3 new stores in 2022 and for the second half we expect to open another 27 Minuto Pão de Açúcar stores in line with our expansion plan. For Pão de Açúcar banner, we already have 7 stores under construction.

Regarding to refurbishment of Pão de Açúcar stores, we refurbished 21 stores. Our current store network includes 35% in the G7 model and we expect to refurbish about 50% more stores by the end of the year, finalizing all the refurbishments on the Q1 of 2023. Given the greater offer of perishables in this model, these stores have higher sales and margins than non-refurbished stores.

6

GRUPO ÉXITO

Double-digit growth in Colombia and sales performance above inflation in Argentina

GROSS REVENUE	2Q22/2Q21
(R$ Million)	Selling	% Total Stores	% Total Stores Constant Currency	Same Store Sales(1) Constant Currency
Grupo Éxito	6,645	12.5%	26.0%	27.7%
Colombia	4,924	11.6%	27.0%	29.9%
Uruguay	1,152	7.8%	6.9%	6.1%
Argentina	569	34.0%	79.5%	76.7%

(1) Same-store concept performance considering growth at constant exchange rates. To reflect the calendar effect, 0 bps was added in the 2Q22 in Grupo Éxito (-30 bps in Colombia, +50 bps in Uruguay and +80 bps in Argentina)

Grupo Éxito had an expressive sales performance in 2Q22, as was already shown in previous quarters. Gross revenue totaled R$6.6 billion in the quarter, with same-store growth of 27.7% vs 2Q21 and due to the appreciation of the Brazilian real in relation to the Colombian peso, total store growth was 12.5% YoY.

COLOMBIA

The Colombian economy has had an extraordinary dynamism compared with the same period in 2021 (affected by mobility restrictions due to the pandemic, strikes, and social unrest), in addition to a volume increase in the period. Therefore, sales in Colombia had a same-store sales growth of 29.9% vs the same period of the previous year. We must highlight Éxito format with a 46.6% growth in non-food sales, the significant share of omnichannel sales of 17.7% in the Carulla format and Surtimayorista banner, cash & carry format with the lowest operational costs in Colombia, was also a positive highlight and growth 30.2% in same-store sales and 36.2% in total sales (in constant currency), reflecting the expansion strategy for this format.

URUGUAY

Uruguay has contributed to 17% of sales of Grupo Éxito in 2Q22, with same-store sales having grown 6.1% in the quarter. Fresh Market stores grew 10.2% in sales, + 580 bps above normal stores and represented a share of 50.5% in sales. Omnichannel penetration also saw a gain and a share of 2.8% in sales.

ARGENTINA

A 76.7% growth in the quarter, above inflation, driven by retail dynamism, traffic increase, omnichannel performance, greater contribution of the real estate business due to commercial reactivation and increased variable fees (occupancy fees in malls reached 88.0% in June 2022).

For further information on the results of Grupo Éxito, please find below the link to the released earnings: https://www.grupoexito.com.co/en/financial-information

7

Financial Performance

GPA BRAZIL

In the first half of 2022, we have two views for GPA Brazil’s result, for a better analysis of our businesses: the accounting view and the pro forma view. In applying IFRS5/CPC 31 “Noncurrent Assets Held for Sale and Discontinued Operations”, certain expenses recorded in the Gross Profit, Selling, General and Administrative Expenses cannot be reclassified to net profit of the discontinued operations in accounting since they are only partially related to discontinued operations. Hence, this proration was made for “pro-forma” purposes only and must cease as the expenses reach their new recurring level.

R$ million, except when indicated	GPA Brazil(1)
	2Q22	2Q21	Δ	1H22	1H21	Δ
Gross Revenue	4,392	4,199	4.6%	8,563	8,447	1.4%
Net Revenue	4,168	3,962	5.2%	8,061	7,927	1.7%
Gross Profit	1,094	1,095	0.0%	2,129	2,158	-1.4%
Gross Margin	26.3%	27.6%	-130 bps	26.4%	27.2%	-80 bps
Selling, General, and Administrative Expenses	(820)	(712)	15.1%	(1,581)	(1,468)	7.7%
% of Net Revenue	19.7%	18.0%	170 bps	19.6%	18.5%	110 bps
Equity Income	10	14	-29.3%	18	29	-38.5%
Adjusted EBITDA(2)	309	425	-27.3%	608	772	-21.2%
Adjusted EBITDA Margin(2)	7.4%	10.7%	-330 bps	7.5%	9.7%	-220 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

GPA BRAZIL – PRO-FORMA

R$ million, except when indicated	GPA Brazil(1)
	2Q22	2Q21	Δ	1H22	1H21	Δ
Gross Revenue	4,392	4,199	4.6%	8,563	8,447	1.4%
Net Revenue	4,168	3,962	5.2%	8,061	7,927	1.7%
Gross Profit	1,094	1,093	0.1%	2,146	2,154	-0.4%
Gross Margin	26.2%	27.6%	-140 bps	26.6%	27.2%	-60 bps
Selling, General, and Administrative Expenses	(804)	(720)	11.7%	(1,562)	(1,455)	7.4%
% of Net Revenue	19.3%	18.2%	110 bps	19.4%	18.4%	100 bps
Equity Income	10	14	-29.3%	18	29	-38.5%
Adjusted EBITDA(2)	325	417	-21.9%	646	785	-17.6%
Adjusted EBITDA Margin(2)	7.8%	10.5%	-270 bps	8.0%	9.9%	-190 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

GPA Brazil's Gross Profit totaled R$1.1 billion in the quarter, with a margin of 26.2%, down 140 bps compared to 2Q21, versus 1Q22 with a 80 bps drop, mainly explained by: i) high inflation that we do not pass on in full and justifies a greater share of promotional sales; ii) increase in the costs of in-store transformation of goods, packaging and logistics; and iii) impact of the fee from last miles partners.

8

Selling, General, and Administrative Expenses totaled R$804 million in the quarter. In 2Q22, SG&A corresponded to 19.3% of net revenue, an increase of 110 bps compared to 2Q21, improving by 20 bps compared to 1Q22.

Equity Income totaled R$10 million in 2Q22. The negative impact compared to 2Q21 is explained by the higher level of allowance for doubtful accounts. Progress was made compared to 1Q22 (R$8 million).

As a result of the effects mentioned, GPA Brazil’s Adjusted EBITDA was R$325 million and Adjusted EBITDA Margin was 7.8%, with a reduction of 270 bps vs. 2Q21. With a greater focus on more profitable formats and our expansion and conversion plan, in addition to the effect of the company's administrative and logistical expenses readjustment plans, we expect a dilution of the fixed costs and, as a consequence, an evolution on our profitability margin.

9

GRUPO ÉXITO

R$ million, except when indicated	Grupo Éxito
	2Q22	2Q21	Δ	1H22	1H21	Δ
Gross Revenue	6,645	5,905	12.5%	13,561	12,477	8.7%
Net Revenue	5,928	5,275	12.4%	12,087	11,141	8.5%
Gross Profit	1,493	1,315	13.5%	3,049	2,854	6.8%
Gross Margin	25.2%	24.9%	30 bps	25.2%	25.6%	-40 bps
Selling, General, and Administrative Expenses	(1,057)	(956)	10.6%	(2,187)	(2,061)	6.1%
% of Net Revenue	17.8%	18.1%	-30 bps	18.1%	18.5%	-40 bps
Equity Income	2	(14)	-114.8%	(22)	6	n.d.
Adjusted EBITDA(1)	466	374	24.8%	896	858	4.5%
Adjusted EBITDA Margin(1)	7.9%	7.1%	80 bps	7.4%	7.7%	-30 bps

(1) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

Grupo Éxito's Gross Profit in 2Q22 totaled R$1.5 billion (+13.5% YoY) with a margin of 25.2%, growth of 30 bps versus 2Q21, driven by a solid retail evolution in all countries, innovation and growth of omnichannel sales (+26.7% vs 2Q21 in constant currency with a 9.9% penetration of sales), beyond the commercial dynamism with a largest contribution from the real estate business.

The Selling, General, and Administrative Expenses totaled R$1.1 billion in the 2Q22, representing 17.8% of net revenue, a retraction of 30 bps versus the same period in 2021, reflecting operational efficiencies in all business units that facilitate growth in expenses below the evolution in sales.

Equity Income totaled R$2 million in 2Q22, which reflects the result of the 50% interest held in Puntos Colombia and in Tuya finance (both joint ventures with Bancolombia).

The Adjusted EBITDA in 2Q22 totaled R$466 million, an increase of 24.8% compared to 2Q21. The Adjusted EBITDA Margin grew 80 bps compared to the same period of the previous year, reaching 7.9%, due to the impacts mentioned above.

10

OTHER OPERATING REVENUE (EXPENSES)

In the quarter, Other Revenue (Expenses) reached R$42 million. The result is mainly related to labor contingencies, expenses with restructuring and property and equipment assets.

FINANCIAL RESULT

FINANCIAL RESULT	Consolidated
(R$ million)	2Q22	2Q21	Δ	1H22	1H21	Δ
Financial Revenue	147	142	3.4%	274	181	51.0%
Financial Expenses	(397)	(198)	100.5%	(709)	(297)	138.8%
Cost of Debt	(249)	(108)	130.9%	(459)	(170)	169.7%
Cost of Receivables Discount	(11)	(22)	-52.2%	(23)	(1)	4484.9%
Other financial expenses	(117)	(69)	69.2%	(196)	(127)	54.7%
Net exchange variation	(20)	1	n.d.	(32)	-	n.d.
Net Financial Revenue (Expenses)	(250)	(56)	347.0%	(436)	(116)	276.2%
% of Net Revenue	-2.2%	-0.5%	-170 bps	-1.9%	-0.6%	-130 bps
Interest on lease liabilities	(120)	(180)	-33.1%	(239)	(229)	4.3%
Net Financial Revenue (Expenses) - Post IFRS 16	(371)	(236)	57.1%	(675)	(345)	95.7%
% of Net Revenue - Post IFRS 16	-3.7%	-2.0%	-170 bps	-3.0%	-1.8%	-120 bps

GPA Consolidated's net financial result totaled an expense of R$371 million in the quarter, representing 3.7% of net revenue. Excluding interest on lease liabilities, it reached R$250 million in the quarter, equivalent to 2.2% of net revenue.

The main changes in the financial results in the quarter were:

•	Financial revenue: increase of 3.4% in relation to 2Q21, explained mainly by the increase of the interest rate that was offset by a non-recurring effect of an adjustment for inflation in some claims in the second quarter of 2021 (R$89 million).

•	Financial expenses (including the cost of receivables discount): reached R$397 million in 2Q22 vs. R$198 million in 2Q21, related to a higher debt cost, as a consequence of a higher interest rate. Even in a scenario where interest rates are higher, costs with a discount of receivables are reduced 52%, reflecting the change from the hypermarket model, which is highly dependent on payments in installments.

11

NET DEBT

INDEBTEDNESS	Consolidated
(R$ million)	06/30/2022	06/30/2021
Short-Term Debt	(2,840)	(2,613)
Loans and Financing	(1,755)	(646)
Debentures	(1,085)	(1,967)
Long-Term Debt	(5,630)	(6,965)
Loans and Financing	(3,040)	(3,968)
Debentures	(2,590)	(2,997)
Total Gross Debt	(8,470)	(9,578)
Cash and Financial investments	3,918	4,925
Net Debt	(4,552)	(4,653)
Adjusted EBITDA(1)	2,312	2,709
On balance Credit Card Receivables not discounted	62	69
Net Debt incl. Credit Card Receivables not discounted	(4,490)	(4,584)
Net Debt incl. Credit Card Receivables not discounted /	-1.9x	-1.7x
Adjusted EBITDA(1)

(1) Adjusted EBITDA pre-IFRS 16, accrued in the last 12 months, minus equity income of FIC and Cdiscount

Net debt including the balance of receivables in consolidated GPA remains stable at R$-4.5 billion at the end of the quarter when compared with 2Q21. GPA shows a net debt/Adjusted EBITDA ratio of -1.9x. Considering a pro forma view, including installments to receive from Assaí until January 2024, the net debt/Adjusted EBITDA ratio is 0.7x.

In the last 12 months, the group generated an operating cash flow of R$1.3 billion in the scope of continued activities. As to the discontinued scope, Extra Hiper stores and Drugstores, presented a positive variation of R$0.6 billion. GPA maintains a solid cash position of R$3.9 billion, and still has R$2.9 billion receivable from the transaction of Extra Hiper stores.

Evolution of the Pro-Forma net debt (R$ million)

12

INVESTMENTS

(R$ million)	Consolidated
	2Q22	2Q21	Δ	1H22	1H21	Δ
New Stores and Land Acquisition	23	14	69.0%	39	27	46.6%
Store Renovations, Conversions and Maintenance	139	81	72.4%	258	178	44.8%
IT, Digital and Logistics	67	95	-29.1%	172	175	-2.1%
Total Investments GPA Brazil	229	189	21.3%	468	380	23.2%
Total Investments Grupo Éxito	73	72	1.3%	160	212	-24.8%
Total Investments Consolidated	302	261	15.8%	628	592	6.0%

Capex totaled R$302 million in 2Q22, of which R$229 million in Brazil and R$73 million in Grupo Éxito. In Brazil, our focus remains on our expansion plan, adjusting the Pão de Açúcar banner portfolio for our latest G7 model, in addition to the conversion of remaining hypermarket stores for other group banners. In Grupo Éxito, approximately 76% in local currency was allocated to expansion, innovation, omnichannel and digital transformation activities in the period, and the remaining portion to maintenance and support of operational structures, updating of IT systems, and logistics.

13

ESG AT GPA

Agenda with and for society and the environment

With our sustainability strategy and GPA’s activity pillars, the following are the highlights for 2Q22:

GPA BRAZIL

•	Fight against climate change: we continue to advance our practices and processes to reduce our greenhouse gas emissions (scope 1 and 2), in line with our commitment to reduce 38% by 2030 (base year 2015). We ended 2Q22 with an accrued reduction of 26.9% compared to the same period in 2021, in line with the target established for the year of a reduction of 29.8% (vs 2021). This partial result for 2022 has as one of the main factors the reduction of refrigerant gases (28% less compared to 2021);
•	Promotion of diversity and inclusion: we continued to advance in the promotion of racial equity, with the conclusion of the Development Program for Blacks, with the participation of 130 employees and the beginning of a new exclusive training program for Black Women, with 70 employees. As a result, we ended 2Q22 with 54% of Black employees and 39.3% Black in leadership positions (management and above);
•	Social impact and promotion of opportunities: in 2Q22, we surpassed the R$2 million collection mark in partnership with Movimento Arredondar, a movement that encourages micro-donations at the time of purchase by rounding up the change in 312 Pão de Açúcar, Minuto Pão de Açúcar, Mini Extra and Mercado Extra stores. These donations benefit 11 social institutions that are partners of Movimento Arredondar working in the food and education areas regarding socially vulnerable individuals;
•	Fostering the development of our team: committed to the development of our employees, we offered a series of actions in 2Q22, with emphasis on the 6th Development Week, whose theme was “inner skills, abilities for the metaworld” which featured more than 30 actions and 50 hours of content and was attended by 7,830 participations of employees. In addition, we offered the Sustainability Week, a dedicated week that addressed topics such as climate change, food waste, waste, sustainable supply chains, ethics and compliance and social impact in 7 events attended by more than 1,800 participations of employees;
•	Integrated management and transparency: we were featured in the 8th edition of MERCO Corporate Responsibility ESG, which recognizes companies for their work on environmental, social and governance issues. GPA achieved the 2nd place in the general ESG ranking for the retail sector and the 9th place in the Most Environmentally Responsible Companies category. Merco (Corporate Reputation Business Monitor) is the leading corporate monitor in Latin America and has evaluated the reputation of companies since 2000 based on the vision and perception of stakeholders. In addition, we won, for the second consecutive year, the Great Place To Work (GPTW) seal, which certifies the company as an excellent place to work.

GRUPO ÉXITO

•	Zero malnutrition: 36,184 children benefited until June 2022 in the Fundação Éxito program related to the fight against chronic child malnutrition in children up to 5 years old. The number of beneficiaries increased by 51% compared to 1Q22 and is in line with the year's goal of reaching 60,000 children benefited by the end of 2022;
•	Sustainable trade: we achieved 90.63% of suppliers of Fruits and Vegetables from production in Colombia, in line with our target of 91% by the end of the year;
•	My planet: 408 tons of post-consumer recycled waste by 2Q22, 39% more than the same period in 2021. These residues, in addition to being recycled, are a source of funds for Fundação Éxito's projects;
•	Promotion of diversity and inclusion: Grupo Éxito celebrated the LGBTQIA+ Pride Month for the second year and in this month 3 training programs were held: i) ABC of sexual diversity; ii) legal protection for the LGBTQIA+ community; and iii) training associated to the fight against micro-aggressions. Around 1,700 people were impacted by these programs.

14

BREAKDOWN OF STORE CHANGES BY BANNERS

In 2Q22, we started the conversion of the remaining Extra Hiper stores. We converted 9 stores in the quarter, 3 to Pão de Açúcar, 4 into Mercado Extra and 2 into the Compre Bem banner. In the same period, we opened a new store under the Minuto Pão de Açúcar banner, advancing our expansion plan. At Grupo Éxito, we closed 2 stores for conversion in Colombia and opened another 6 stores converted into the Surtimayorista, Éxito WOW and Carulla Fresh Market models.

	1Q22	2Q22
	Stores	Openings	Openings by conversion	Closing	Closing to conversion	Stores	Sales area ('000 sq. m.)
GPA Brazil	701	1	9	-8	-9	694	643
Pão de Açúcar	181	0	3	-5	0	179	239
Mercado Extra	146	0	4	-1	0	149	173
Compre Bem	28	0	2	0	0	30	39
Mini Extra	141	0	0	0	0	141	35
Minuto Pão de Açúcar	100	1	0	-1	0	100	25
Gas Stations	74	0	0	0	0	74	58
Stores in Conversion / Analysis	31	0	0	-1	-9	21	73
Grupo Éxito	603	0	6	-6	-2	601	1,023
Colombia	487	0	6	-6	-2	485	828
Uruguay	91	0	0	0	0	91	92
Argentina	25	0	0	0	0	25	104
Total Group	1,304	1	15	-14	-11	1,295	1,666

15

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated		GPA Brazil		Grupo Éxito

	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Current Assets	15,392	14,287	8,989	8,418	6,323	5,756
Cash and Marketable Securities	3,918	4,925	2,303	3,084	1,570	1,763
Accounts Receivable	657	546	315	271	328	270
Credit Card	60	45	60	48	-	-
Sales Vouchers and Trade Account Receivable	572	478	199	161	359	309
Allowance for Doubtful Accounts	(33)	(40)	-	-	(33)	(40)
Resulting from Commercial Agreements	58	63	56	61	2	1
Inventories	5,346	6,212	2,009	3,518	3,336	2,691
Recoverable Taxes	1,999	1,738	1,168	1,011	829	725
Noncurrent Assets for Sale	241	233	234	204	7	30
Credits with Related Parties - CP	2,120	-	2,120	-	-	-
Prepaid Expenses and Other Accounts Receivables	1,111	632	840	330	254	277
Noncurrent Assets	30,664	33,228	14,215	16,254	16,370	16,892
Long-Term Assets	5,315	4,557	5,110	4,320	234	254
Accounts Receivable	2	24	-	21	-	3
Credit Cards	2	24	-	21	-	3
Recoverable Taxes	2,014	2,684	2,014	2,684	-	-
Deferred Income Tax and Social Contribution	555	84	542	67	-	-
Amounts Receivable from Related Parties	1,045	214	996	182	95	66
Judicial Deposits	729	619	728	611	-	8
Prepaid Expenses and Others	970	932	830	755	139	177
Investments	1,242	1,244	807	799	435	445
Investment Properties	3,001	3,250	-	-	3,001	3,250
Property and Equipment	15,644	18,450	6,356	9,084	9,281	9,357
Intangible Assets	5,462	5,726	1,941	2,051	3,419	3,586
TOTAL ASSETS	46,056	47,514	23,203	24,672	22,693	22,648

16

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	LIABILITIES
	Consolidated		GPA Brazil		Grupo Éxito

	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Current Liabilities	14,557	14,545	6,566	7,543	7,848	6,824
Suppliers	7,100	7,710	2,344	3,574	4,731	4,114
Loans and Financing	1,767	646	962	78	805	569
Debentures	1,085	1,967	1,085	1,967	-	-
Lease Liability	841	952	502	621	338	330
Payroll and Related Charges	657	705	315	409	331	283
Taxes and Social Contribution Payable	706	687	302	270	404	415
Financing for Purchase of Fixed Assets	138	120	74	62	64	58
Debt with Related Parties	712	249	594	148	89	72
Advertisement	14	29	14	29	-	-
Provision for Restructuring	14	6	8	1	7	5
Unearned Revenue	259	301	68	89	120	106
Others	1,264	1,172	299	295	959	873
Long-Term Liabilities	14,716	17,568	11,063	13,668	3,650	3,897
Loans and Financing	3,044	3,979	2,226	2,915	819	1,064
Debentures	2,590	2,997	2,590	2,997	-	-
Lease Liability	5,183	6,989	3,428	5,227	1,755	1,760
Financing by purchasing assets	77	93	-	-	77	93
Related Parties	91	133	91	133	-	-
Deferred Income Tax and Social Contribution	871	904	-	68	868	834
Tax Installments	106	215	102	209	4	6
Provision for Contingencies	1,665	1,372	1,564	1,262	102	110
Unearned Revenue	71	16	71	16	-	-
Provision for loss on investment in Associates	725	591	725	591	-	-
Others	293	279	266	250	25	30
Shareholders' Equity	16,783	15,401	5,574	3,461	11,195	11,927
Attributed to controlling shareholders	14,269	12,678	5,574	3,461	8,683	9,202
Capital	5,860	5,856	5,860	5,856	-	-
Capital Reserves	302	288	302	289	-	-
Profit Reserves	8,461	6,137	(233)	(3,080)	9,490	10,494
Other Comprehensive Results	(355)	397	(355)	397	(806)	(1,292)
Minority Interest	2,514	2,723	-	-	2,512	2,725
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	46,056	47,514	23,203	24,672	22,693	22,648

17

INCOME STATEMENT – 2nd QUARTER OF 2022

R$ million	Consolidated(1)			GPA Brazil			Grupo Éxito
	2Q22	2Q21	Δ	2Q22	2Q21	Δ	2Q22	2Q21	Δ
Gross Revenue	11,060	10,122	9.3%	4,392	4,199	4.6%	6,645	5,905	12.5%
Net Revenue	10,116	9,251	9.3%	4,168	3,962	5.2%	5,928	5,275	12.4%
Cost of Goods Sold	(7,455)	(6,774)	10.0%	(3,049)	(2,839)	7.4%	(4,407)	(3,932)	12.1%
Depreciation (Logistics)	(53)	(57)	-7.2%	(25)	(28)	-12.7%	(28)	(29)	-1.7%
Gross Profit	2,608	2,420	7.8%	1,094	1,095	0.0%	1,493	1,315	13.5%
Selling Expenses	(1,491)	(1,315)	13.3%	(689)	(554)	24.5%	(793)	(740)	7.2%
General and Administrative Expenses	(408)	(388)	5.1%	(131)	(158)	-17.6%	(264)	(216)	22.2%
Selling, General and Adm. Expenses	(1,898)	(1,703)	11.4%	(820)	(712)	15.1%	(1,057)	(956)	10.6%
Equity Income(2)	(57)	1	n.d.	10	14	-29.3%	2	(14)	-114.8%
Other Operating Revenue (Expenses)	(42)	(50)	-15.7%	(49)	(29)	69.5%	7	(20)	-136.5%
Depreciation and Amortization	(390)	(395)	-1.3%	(213)	(203)	5.0%	(172)	(189)	-9.2%
Earnings before interest and Taxes - EBIT	221	274	-19.2%	22	165	-86.5%	274	136	101.4%
Financial Revenue	149	179	-16.8%	141	157	-9.8%	6	22	-71.9%
Financial Expenses	(519)	(318)	63.2%	(393)	(231)	70.3%	(123)	(87)	42.5%
Net Financial Result	(371)	(140)	165.6%	(252)	(74)	239.5%	(117)	(65)	80.5%
Income (Loss) Before Income Tax	(150)	134	-211.5%	(230)	90	-354.1%	157	71	120.5%
Income Tax	56	(52)	-207.8%	95	(26)	-470.3%	(37)	(28)	33.0%
Net Income (Loss) Company - continuing operations	(93)	82	-213.9%	(135)	65	-308.0%	119	43	178.1%
Net Result from discontinued operations	(31)	(53)	-41.3%	(31)	(52)	-40.9%	-	-	-
Net Income (Loss) - Consolidated Company	(124)	29	-525.2%	(166)	13	n.d.	119	42	180.5%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	(142)	55	-355.3%	(135)	65	-308.0%	72	14	408.3%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(31)	(53)	-41.3%	(31)	(52)	-40.9%	-	-	-
Net Income (Loss) - Consolidated Controlling Shareholders(3)	(172)	3	n.d.	(166)	13	n.d.	72	14	421.4%
Minority Interest - Non-controlling - continuing operations	48	26	83.8%	-	-	-	48	29	65.3%
Minority Interest - Non-controlling - discontinued operations	-	-	-	-	-	-	-	-	-
Minority Interest - Non-controlling - Consolidated	48	26	83.9%	-	-	-	48	29	65.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	664	726	-8.5%	260	396	-34.4%	474	354	33.9%
Adjusted EBITDA(4)	706	775	-9.0%	309	425	-27.3%	466	374	24.8%

% of Net Revenue	Consolidated(1)		GPA Brazil		Grupo Éxito
	2Q22	2Q21	2Q22	2Q21	2Q22	2Q21
Gross Profit	25.8%	26.2%	26.3%	27.6%	25.2%	24.9%
Selling Expenses	-14.7%	-14.2%	-16.5%	-14.0%	-13.4%	-14.0%
General and Administrative Expenses	-4.0%	-4.2%	-3.1%	-4.0%	-4.4%	-4.1%
Selling, General and Adm. Expenses	-18.8%	-18.4%	-19.7%	-18.0%	-17.8%	-18.1%
Equity Income(2)	-0.6%	0.0%	0.2%	0.4%	0.0%	-0.3%
Other Operating Revenue (Expenses)	-0.4%	-0.5%	-1.2%	-0.7%	0.1%	-0.4%
Depreciation and Amortization	-3.9%	-4.3%	-5.1%	-5.1%	-2.9%	-3.6%
Earnings before interest and Taxes - EBIT	2.2%	3.0%	0.5%	4.2%	4.6%	2.6%
Net Financial Result	-3.7%	-1.5%	-6.0%	-1.9%	-2.0%	-1.2%
Income (Loss) Before Income Tax	-1.5%	1.4%	-5.5%	2.3%	2.6%	1.3%
Income Tax	0.6%	-0.6%	2.3%	-0.6%	-0.6%	-0.5%
Net Income (Loss) Company - continuing operations	-0.9%	0.9%	-3.2%	1.6%	2.0%	0.8%
Net Income (Loss) - Consolidated Company	-1.2%	0.3%	-4.0%	0.3%	2.0%	0.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	-1.4%	0.6%	-3.2%	1.6%	1.2%	0.3%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	-1.7%	0.0%	-4.0%	0.3%	1.2%	0.3%
Minority Interest - Non-controlling - continuing operations	0.5%	0.3%	0.0%	0.0%	0.8%	0.5%
Minority Interest - Non-controlling - Consolidated	0.5%	0.3%	0.0%	0.0%	0.8%	0.5%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	6.6%	7.8%	6.2%	10.0%	8.0%	6.7%
Adjusted EBITDA(4)	7.0%	8.4%	7.4%	10.7%	7.9%	7.1%

(1) Consolidated considering the result of other supplementary businesses
(2) Equity income includes the result of CDiscount in the Consolidated
(3) Net income after non-controlling shareholders’ interest
(4) Adjusted by Other Operating Revenue (Expenses)

18

CASH FLOW – CONSOLIDATED

CASH FLOW
(R$ Million)	Consolidated
	06/30/2022	06/30/2021
Net Income (loss) for the period	1,301	156
Deferred income tax	52	(140)
Loss (gain) on disposal of fixed and intangible assets	(2,652)	118
Depreciation and amortization	958	1,086
Interests and exchange variation	851	543
Adjustment to the present value	(1)	1
Equity Income	143	13
Provision for contingencies	269	18
Provision for write-offs and losses	(4)	-
Share-Based Compensation	11	23
Allowance for doubtful accounts	22	32
Net profit (loss) per dilution of shareholding interests	-	(1)
Provision for obsolescence/breakage	(55)	(16)
Appropriable revenue	(114)	(150)
Gain on sale of subsidiary	1	-
Loss (gain) on write-off of lease liabilities	(148)	(112)
Asset (Increase) decreases
Accounts receivable	131	128
Inventories	(225)	(17)
Taxes recoverable	110	(400)
Other Assets	(226)	(94)
Related parties	(404)	(34)
Restricted deposits for legal proceeding	(8)	(60)
Liability (Increase) decrease
Suppliers	(2,544)	(3,117)
Payroll and charges	(131)	(157)
Taxes and Social contributions payable	238	356
Other Accounts Payable	(332)	97
Contingencies	(109)	(56)
Deferred revenue	14	116
Taxes and Social contributions paid	(181)	(237)
Net cash generated from (used) in operating activities	(3,033)	(1,904)
Acquisition of property and equipment	(533)	(483)
Increase Intangible assets	(96)	(111)
Sales of property and equipment	1,401	16
Acquisition of property for investment	(31)	(91)
Net cash flow investment activities	741	(669)
Cash flow from financing activities
Capital increase	1	6
Funding and refinancing	618	3,176
Payments of loans and financing	(1,545)	(2,696)
Dividend Payment	(173)	(666)
Company acquisition	(2)	-
Resources obtained from the offering of shares and non-controlling shareholders	-	11
Transactions with minorities	(3)	(5)
Lease liability payments	(763)	(768)
Net cash generated from (used) in financing activities	(1,867)	(942)
Monetary variation over cash and cash equivalents	(197)	(271)
Increase (decrease) in cash and cash equivalents	(4,356)	(3,786)
Cash and cash equivalents at the beginning of the year	8,274	8,711
Cash and cash equivalents at the end of the year	3,918	4,925
Change in cash and cash equivalents	(4,356)	(3,786)

19

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ Million)	Breakdown of Net Sales by Business
	2Q22	2Q21	Δ	1H22	1H21	Δ
Pão de Açúcar	1,785	1,706	4.6%	3,495	3,440	1.6%
Mercado Extra / Compre Bem	1,255	1,202	4.4%	2,506	2,456	2.1%
Proximity(1)	600	508	18.0%	1,137	1,005	13.1%
Gas Stations	398	441	-9.8%	760	883	-14.0%
Other Business(2)	130	105	24.4%	163	143	14.2%
New GPA Brazil	4,168	3,962	5.2%	8,061	7,927	1.7%
Extra Hiper	339	2,496	-86.4%	826	5,015	-83.5%
Drugstores	0	48	-100.0%	2	98	-97.9%
Other Discontinued Business(3)	78	83	-6.1%	95	123	-22.8%
GPA Brazil	4,585	6,589	-30.4%	8,984	13,163	-31.7%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar, and Aliados

(2) Revenue from lease of commercial centers

(3) Revenue from lease of commercial centers of discontinued operations

20

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.